UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Commission File No. 0-12695

Integrated Device Technology, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	94-2669985 (I.R.S. Employer Identification No.)

6024 Silver Creek Valley Road, San Jose, California (Address of Principal Executive Offices)	95138 (Zip Code)

Name and Telephone Number, Including Area Code of the Person to Contact in Connection with this Report:
Matthew Brandalise, Vice President & General Counsel, (408) 284-8200

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act for the reporting period from January 1 to December 31, 2017

Section 1:     IDT Form SD and Conflict Minerals Report for Calendar Year 2017
Item 1.01     Summary of Conflict Minerals Disclosure and Report

Introduction
This Form SD of Integrated Device Technology, Inc. (“IDT” or “we” or the “Company”) covering the calendar year reporting period ended December 31, 2017, is filed with the Securities and Exchange Commission (“SEC”) pursuant to Section 13 (p) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and Rule 13 p-1 and Form SD thereunder. Section 13 (p) was added to the Exchange Act by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and directed the SEC to adopt rules in the form of Rule 13 p-1 and Form SD (together the “Rule”). The Rule, as now in effect, requires disclosure of certain information by companies that manufacture or contract to manufacture products for which certain minerals specified in Section 13(p) and the Rule are necessary to the functionality or production of those products. These designated “conflict minerals” are gold, tin, tantalum and tungsten (“3TG”). The term “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo (“DRC”), and the following nine adjoining countries: The Republic of the Congo, the Central African Republic, South Sudan, Rwanda, Uganda, Zambia, Burundi, Tanzania and Angola.

IDT understands the DRC and the nine Covered Countries are rich in natural resources. IDT also recognizes that some mining activities in certain regions/mines within the DRC and Covered Countries are controlled by non-government military groups and have been identified by the U.S. Government and other global and industry organizations as potentially contributing to human rights abuses and environmental damage within the region.   IDT is committed to engaging in rigorous due diligence efforts designed to verify the source of tin, tantalum, tungsten, and gold (“3TG Minerals”) used in IDT’s supply chain. IDT is committed to purchasing 3TG Minerals and other materials only from environmentally and socially responsible suppliers.
IDT has determined that certain of its products contain various 3TG Minerals that are necessary to the functionality or production of such products. Accordingly, we were required under the Rule to conduct a good-faith, reasonable country of origin inquiry (“RCOI”), designed to determine whether any of the 3TG Minerals in our products either originated in the Covered Countries or came from recycled or scrap materials. The following is a brief description of the RCOI process IDT undertook in accordance with the Rule.

Reasonable Country of Origin Inquiry (“RCOI”):
To satisfy the RCOI requirement of the Rule, IDT has, in good faith, surveyed its suppliers using the Electronic Industry Citizen Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template. This survey was developed by EICC and GeSI to help companies in the electronics and other industries determine whether any of the designated 3TG Minerals (as defined above) that are necessary to the functionality or production of their products either came from recycled or scrap sources or originated in one or more of the Covered Countries. As part of the RCOI process, we performed a scoping exercise to understand our supply chain, including the relevant supplier and sub-supplier population and the composition of the products or components we procured from such suppliers. We also adopted a framework for evaluating responses from suppliers and identifying potential red flags in suppliers’ responses requiring follow-up inquiries. We also adopted a company level policy statement on conflict minerals which has been published on our website1 at:

http://www.idt.com/about/corporate-responsibility-citizenship/conflict-free-metals-policy

Based on the process described above, we believe that we have conducted a good faith reasonable country of origin inquiry for the calendar year ended December 31, 2017. We have documented our RCOI process, including our analysis of the supplier responses and the scoping of our products to focus on those containing 3TG Minerals, and relevant suppliers for our internal recordkeeping purposes.

__________________________________
1 The content of this website, and any other website referred to in this Form SD and/or the accompanying CMR is not incorporated by reference into either of these documents, or any other document filed or to be filed with the SEC by IDT.

Results of Inquiry:
Based on the RCOI responses and our analysis of such responses, as applied to the calendar year ended December 31, 2017, virtually all of our suppliers were able to ascertain the source mine and country of origin for most of the relevant 3TG Minerals sourced for our products. In only a few cases was a supplier unable to ascertain the source of 3TG Minerals. Therefore, we proceeded to perform reasonable due diligence procedures as required by Section 13 (p) and the Rule for all sources.

Due Diligence on the Source and Chain of Custody of Its Conflict Minerals:
IDT is required to exercise due diligence on the 3TG Minerals’ source and chain of custody pursuant to a nationally or internationally recognized due diligence framework. Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High Risk Areas: Second Edition, and the Supplements thereto for gold, tin, tantalum and tungsten (“OECD Due Diligence Guidance”), because the SEC has specified that this is an appropriate nationally or internationally recognized due diligence framework. We have adopted and communicated our conflict mineral policy to our suppliers and customers and have followed RCOI and due diligence procedures to gather information from our new and existing suppliers.2. In addition, there are also programs in place at IDT to encourage our suppliers to source from smelters and refiners subject to rigorous third-party supply chain audits, such as the Conflict-Free Smelter Program established as part of the Conflict-Free Sourcing Initiative. These and other due diligence measures IDT performed in calendar year 2017 are discussed in greater detail in the attached Conflict Minerals Report.

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.02 hereto, are publicly available at:
http://ir.idt.com/financial-information/sec-filings

The content of this and any other website referred to in this Form SD or the accompanying Conflict Minerals Report is not incorporated by reference into either of these documents, or any other document filed by the Company with the SEC.

Item 1.02    Exhibit
The Conflict Minerals Report (“CMR”) required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 - Exhibits
Item 2.01    Exhibit
As noted above, the following exhibit is filed as part of this Form SD:
Exhibit 1.02 - Conflict Minerals Report (“CMR”) as required by Item 1.01 and 1.02 of this Form.

_____________________________________________
2 IDT’s RCOI and due diligence procedures overlap to a significant degree.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRATED DEVICE TECHNOLOGY, INC.
By: /s/ Matthew Brandalise
___________________________________________
Matthew Brandalise
Vice President, General Counsel and Secretary

Dated: June 1, 2018